EXHIBIT 1


                                  June 7, 1999


Board of Directors
Burnham Pacific Properties, Inc.
610 West Ash Street, Suite 1600
San Diego, CA 92101

Attention:  Chairman of the Board

Gentlemen:

                  Schottenstein Stores Corporation and certain of its affiliates ("Schottenstein"), through a newly organized company (the "Acquisition Company"), hereby propose to acquire all of the outstanding capital stock of Burnham Pacific Properties, Inc. (the "Company") in a transaction pursuant to which holders of common stock of the Company would receive $13.00 per share in cash (the "Offer Price").

                  You should be aware that we have acquired approximately 2,605,800 shares of the Company's common stock, representing approximately 8.155% of the common stock outstanding, in the open market and will shortly be filing a Schedule 13D reflecting such ownership. We believe our ownership of the common stock underscores our commitment to this transaction.

                  Our proposal contemplates that the Company would merge with and into the Acquisition Company (the "Company Merger"), with the Acquisition Company as the surviving corporation. Pursuant to the merger, holders of Company common stock would receive the cash Offer Price. In addition, simultaneously with the Company merger, a wholly owned subsidiary of the Acquisition Company would merge (the "OP Merger") with and into Burnham Pacific Operating Partnership, L.P. ("OP"), with OP as the surviving entity in the merger. Pursuant to the OP Merger, holders of limited partnership interests ("OP Units") in OP would be able to elect to receive either (a) the Offer Price in cash, (b) common OP Units in the OP with a per unit value equal to the Offer Price; or (c) preferred OP Units in the OP with a liquidation preference per unit equal to the Offer Price.

                  Our proposal also contemplates that in connection with the mergers, the preferred stock of the Company held by Westbrook Partners, L.L.C. ("Westbrook") and the preferred operating units of the OP held by Blackacre


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Capital Group, L.P. ("Blackacre") would be acquired for cash. We have initiated preliminary conversations with both Westbrook and Blackacre to acquire their preferred stock and preferred OP units.

                  The aggregate purchase price for the acquisition of the Company and OP would be funded with a combination of debt and equity financing. The Acquisition Company will be capitalized with up to $300 million of equity and debt financing comprised of the assumption of certain indebtedness of the Company and up to $800 million of new senior debt currently contemplated to be provided by an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").

                  If you are prepared to accept the proposal set forth in our letter, we would commence due diligence on the Company and OP immediately and begin to negotiate definitive acquisition agreements with the Company and OP. Such agreements would contain customary representations, warranties, covenants and conditions and satisfactory "no-shop" and break-up fee provisions customary for public merger transactions. In addition, consummation of the proposed transactions would be conditioned upon the following:

                  1. approval of the Company Merger by the requisite vote of the stockholders of the Company and of the OP Merger by the requisite vote of the holders of OP Units;

                  2. termination of requisite waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

                  3. there being no injunction, order, law or regulation prohibiting or restricting the consummation of the transactions described herein, no litigation or proceeding threatened or commenced by any governmental authority seeking nor any litigation threatened or commenced that could have a material adverse effect with respect to the Company or OP or that could significantly delay consummation of the Company Merger or OP Merger;

                  4. there being no material adverse effect on the business, properties, assets, prospects, results of operations or condition (financial or otherwise) of the Company or OP;


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                  5. our being satisfied that the Company qualifies and has
qualified since its inception as a REIT for federal income tax purposes and that the OP qualifies as a partnership that is not a "public traded partnership" for federal income tax purposes;

                  6. satisfactory results upon completion of our due diligence, including determining to our satisfaction that financial information in our possession is accurate;

                  7. satisfactory results upon completion of DLJ's due diligence in connection with the senior debt financing; and

                  8. other customary conditions to closing.

                  We believe that we have proposed a transaction in the best interest of the Company and its stockholders and that we are well positioned to complete the transaction on a timely basis. Toward that end, the Acquisition Company, together with its financial advisors and legal counsel, are prepared to move expeditiously to commence due diligence and negotiations regarding our proposal. However, until definitive agreements are fully executed, none of the parties would be bound to complete the proposed transactions.

                  We hope you will take this opportunity to work with us on the proposed transaction. Please contact Michael Dana of DLJ, our financial advisor, at 212-892-3000 or J. Philip Rosen of Weil, Gotshal & Manges, LLP, our legal advisor, at 212-310-8000 at your earliest convenience to discuss our proposal.


                                         Very truly yours,

                                         SCHOTTENSTEIN STORES CORPORATION

                                         By /s/ Jay L. Schottenstein
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